news release

Settlement Agreement between Zi Corporation and Marty Steinberg, Receiver for the Lancer Funds, is Effective

Calgary, AB, April 11, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) announced today that all of the conditions under its agreement with the Receiver of the Lancer Entities (the "Settlement Agreement") have been fulfilled and therefore the Settlement Agreement became fully effective on April 10, 2007 (the "Effective Date").

As previously announced on February 23, 2007, pursuant to the Settlement Agreement, as of the Effective Date, the Receiver and Zi Corporation have agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind.

Also pursuant to the Settlement Agreement, Michael E. Lobsinger has resigned as a director of the Company, as of the Effective Date. Mr. Lobsinger is replaced as a director by George Tai of Calgary, Alberta.

George Tai practices business law as a partner at the law firm of Carscallen Leitch LLP. Prior to returning to private practice of law in 2004, Mr. Tai held senior executive positions in legal, finance and operations with private and public technology companies, including Zi Corporation for the period 2000 to 2003. Mr. Tai has extensive international legal experience structuring and negotiating technology transfer and licensing agreements as well as mergers and acquisitions. Mr. Tai has been and is currently a director and corporate secretary of several private and public companies.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qixsearch and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties.

Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (media)
len@allencaron.com
(949) 474-4300